Exhibit 4.7

DEFERRED STOCK UNIT AGREEMENT

Pursuant to Article Six of the RadioShack Corporation 2004 Deferred Stock Plan for Non-Employee Directors (the “Plan”), [Name of Non-Employee Director] (the “Grantee”), who as of the date hereof is an Eligible Director of RadioShack Corporation, a Delaware corporation (the “Company”), is hereby awarded 3,500 Deferred Stock Units (the “Deferred Stock Units”) upon the terms and conditions set forth below effective June 1, 2004. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Plan.

1. Each Deferred Stock Unit represents a hypothetical share of common stock in accordance with the Plan. The Deferred Stock Units shall be credited to the Grantee in an account established for the Grantee, and an amount equal to the amount of any dividend on the equivalent amount of common stock shall be paid to the Grantee in accordance with the Plan.

2. The Deferred Stock Units shall vest in accordance with Section 6.3 of the Plan and shall be paid in shares of common stock in accordance with Article Eight of the Plan.

3. The Deferred Stock Units shall not be sold, assigned, exchanged, pledged, hypothecated, transferred or otherwise disposed of (whether voluntarily or by operation of law), other than in accordance with the Plan.

4. Grantee shall have no voting rights or any other rights as a Stockholder with respect to the Deferred Stock Units, and Grantee shall have no rights as a Stockholder with respect to any shares of common stock issuable pursuant to the Deferred Stock Units until the date on which a stock certificate (or certificates) representing such common stock is issued.

5. The number of shares of common stock issuable pursuant to the Deferred Stock Units shall be subject to equitable adjustment as provided in Section 5.1 of the Plan.

6. The laws of the State of Texas shall govern this award and all matters related hereto.

7. This award is subject to the terms of the Plan, and the Grantee is being delivered a copy of the Plan with this award agreement.

8. On demand by the Company, Grantee shall pay to the Company (or, alternatively, shall instruct the Company to withhold shares of common stock issuable pursuant to the Deferred Stock Units) any taxes the Company reasonably determines it is required to withhold under applicable tax laws, in accordance with Section 8.2 of the Plan.

9. This agreement may be executed in two or more counterparts, each of which will be an original but all of which together will represent one and the same agreement.

10. This agreement cannot be changed or terminated orally. The agreement and the Plan contain the entire agreement between the parties relating to the subject matter hereof.

GRANTEE:	RADIOSHACK CORPORATION

By:
Name:
	Title:	Vice President – Benefits and Compensation